
May 10, 2024

Craig Tooman
President and Chief Executive Officer
Silence Therapeutics plc
72 Hammersmith Road
London W14 8TH
United Kingdom

> **Re: Silence Therapeutics plc**
> **Registration Statement on Form F-3**
> **Filed May 7, 2024**
> **File No. 333-279185**

Dear Craig Tooman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences